UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Room 8888, Jiudingfeng Building, 888 Changbaishan Road,

Qingdao Area, China (Shandong) Pilot Free Trade Zone

People’s Republic of China

+86 0311-80910921

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 29, 2020, Dr. Po Wang resigned from his position as a director of the Board of Directors (the “Board”) at SOS Limited (the “Company”). Dr. Wang’s resignation did not result from any disagreement with the Company.

On August 4, 2020, Mr. Li Sing Leung was appointed as a director of the Board to fill in the vacancy created by Dr. Po Wang’s resignation, effective immediately.

Mr. Li served as the Chief Financial Officer (“CFO”) of Palmerston North Co., Ltd. since June 2020 and as the Financial Controller of Transfar International Group (Hong Kong) Limited from May 2018 to May 2020. He served as the as the Managing Director of Hong Kong and Shanghai Business Corporation from November 2016 to April 2018. From October 2013 to October 2016, Mr. Li served as the CFO of Shopex Network Co., Ltd. Mr. Li has over twenty years of combined experience in auditing, accounting, tax planning and corporate financing. Mr. Li obtained his bachelor’s degree in Commerce from the University of New South Wales, Australia, and a MBA from the University of Texas. Mr. Li is a member of the Association of Chartered Certified Accountants and holds a Colorado State CPA license.

Mr. Li has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Li had, or will have, a direct or indirect material interest.

The Company entered into a director offer letter agreement (the “Agreement”) with Mr. Li pursuant to which Mr. Li shall receive an annual compensation of 50,000 Class A ordinary shares and 150,000 Class B ordinary shares of the Company, vested quarterly. The Agreement is qualified in its entirety by reference to the complete text of the Agreement, which is filed hereto as Exhibits 99.1.

Exhibit No.	Description

99.1	Director Offer Letter Agreement by and between Li Sing Leung and SOS Limited, dated August 4, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 4, 2020

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer